1


                                                                   June 30, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:  Brampton Crest International, Inc.

  Form 10 - SB-12G:
  GENERAL FORM FOR REGISTRATION OF SECURITIES
  FOR SMALL BUSINESS ISSUERS


  File No. 000-51207
  Attn: Matt Franker ; Lesli Sheppard; Pamela A.
  Long:
  Scott Watkinson; Rufus Decker

Ladies and Gentlemen:

Brampton Crest International, Inc., a Nevada corporation (the "Company"), hereby files its Form 10-SB-12G, Amendment Number Three; General Form for Registration of Securities for Small Business Issuers (the "Form 10-SB" filed with the Securities and Exchange Commission (the "Commission") and responds to your comments in your letter dated June 3, 2005.

Independent Auditors' Report, page F-1

1. Please obtain a revised audit opinion from your independent accountant that refers to each period affected by a restatement, including the year ended December 31, 2003

Please be advised that we have revised our audit opinion to refer to each period affected by a restatement, including the year ended December 31, 2003.

Financial Statements, page F-2

2. Your next amended Form 10-SB should be updated to include interim financial statements in accordance with Item 310(g) of Regulation S-B.

We have revised the financial statements to include the balance sheet at March 31, 2005 (unaudited) along with the Statement of operations, Stockholders equity, and cash flows for the three months ended March 31, 2005 and 2004 (unaudited).

3. We have reviewed your response to comment 14 of our letter dated May 6, 2005. Please also label the statement of operations for the year ended December 31, 2003 as restated.

We have revised the financial statements for the year ended December 31, 2003 as restated.


Note 1 - Summary of Significant Accounting Policies, Page F-6
Goodwill, page F-8

4. As discussed in paragraph 23 of SFAS 142 the market price of an individual equity security may not be representative of the fair value of the reporting unit as a whole. This would seem to be particularly so when the purchaser is a related party. Please tell us more to help us understand why you believe the extrapolated value of $3.73 million based on stock sales to Mr. Wineberg is reasonable given your tangible book value of $913,000, which is primarily cash, and your negative historical cash flows.

See response at number 6.

5. Alternate valuation methods discussed in paragraph 25 of SFAS 142 include evaluating the prices for similar assets and liabilities and the results of using other valuation techniques, such as discounted cash flow analysis. Please tell us what consideration you gave to these methods and why you believe the extrapolated value is more appropriate.

See response at number 6.

6. If upon further consideration you determine that an alternate method is more appropriate, please provide us with your alternate valuation. Further, if such alternate method indicates that your net carrying value exceeds fair value, please provide us with your calculation of the implied fair value of good will determined in accordance with paragraphs 20-21 of SFAS 142.

      To answer your questions as it relates to 4, 5, and 6 please read the following:

      We agree as stated in paragraph 23 of SFAS 142, the material price of an individual equity security may not be representative of the fair value of the reporting unit as a whole. However, due to the fact that those shares sold to Mr. Wineberg during December 2004 and January 2005 was between unrelated parties, the Company felt that it was the best representation of fair value.

      The Company came out of bankruptcy on November 24, 2004 having minimal sales during the past couple of years. The Company has emerged and raised new capital. Management is expecting greater success in achieving its goals and to return to profitability.

      After reviewing SFAS 142 for alternative valuations, the Company's position is that other pricing models and valuations techniques would not be representative of the fair value of the Company. This is due to its recent emergence from bankruptcy and its limited sales volume as it relates to discounted cash flows.

      Mr. Wineberg, subsequent to his purchase of Brampton Crest International, Inc.'s shares, agreed to assist the Company as a consultant in helping in its turnaround, which includes implementation of the business plan.

      Mr. Wineberg has extensive experience in the financial community as both a Chartered Financial Analyst (CFA) and Chartered Accountant (CA) in Canada.

      Mr. Wineberg purchased his shares not based upon only the book value of the Company, but on its intangible values (i.e. its history in the consumer cosmetic and non-prescription dermatology products; its current sales and marketing force; management team and current lists of past and future customers) and also the Company's future potential.

      Management has put into place a consulting and sales team that is incentive based and is confident that the intangible value of the company will be properly supported by its future sales.

7. Please also file the stock purchase agreements related to the December 2004 and January 2005 sales as exhibits to the Form 10-SB/A.

We have noted this comment and filed the form of stock purchase agreement as an exhibit to the Form 10-KSB/A.


Note 11 - Correction of Error, page F-22

8. Please revise this note to:

      o include discussion of the correction of the loss on write-off of loan receivable and interest expense for the period from January 1, 2004 to November 24, 2004;

      o Include discussion of the restatement of the year ended December 31, 2003; and

      o to disclose the effect of the corrections on net loss per share for each restated period as required by paragraph 37 of APB 20.

A) We have expanded note 11 to include discussion of all corrections related to the statement of operations for the period January 1, 2004 through November 24, 2004.

B) We have expanded note 11 to include discussion of correction as it relates to 2003 and

C) We have also expanded note 11 to reflect the corrections on net loss and net loss per share for all periods affected.

The Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Rod Martin

J. Rod Martin
President